                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                MEM Company, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.05 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    58587110
           --------------------------------------------------------
                                 (CUSIP Number)

         John L. Ruppert, Esq., Brownstein Hyatt Farber & Strickland
             410 17th St., Denver, Colorado 80202  (303) 534-8335
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 7, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---


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CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                   Renaissance Cosmetics, Inc. 06-1396287
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     BK, OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             See Item 5
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             See Item 5
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                N/A
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                N/A
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     353,565 - See Item 3
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     13.5%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                        Kidd, Kamm Equity Partners, L.P.
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     BK, OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             See Item 5
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             See Item 5
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                N/A
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                N/A
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     353,565 - See Item 3
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     13.5%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 58587110

ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, $0.05 par value per share (the "Common Stock"), of MEM Company, Inc. ("MEM"). The current address of MEM is Union Street Extension, Northvale, New Jersey 07647.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed jointly by Renaissance Cosmetics, Inc. ("RCI"), and Kidd, Kamm Equity Partners, L.P. ("KKEP"). RCI is a private company owned approximately 83.9% by KKEP.

         RCI is a Delaware corporation whose principal business is manufacturing and mass marketing fragrances, artificial fingernails and related products. The address of its principal business and principal office is 955 Massachusetts Avenue, Cambridge, Massachusetts 02139.

         KKEP is a Delaware limited partnership whose principal business is investments. The general partner of KKEP is Kidd, Kamm Investments, L.P., a Delaware limited partnership ("KKI"). The general partner of KKI is Kidd, Kamm Investments, Inc. ("KKII"), a Delaware corporation. Kidd, Kamm & Company ("KKC"), a Delaware corporation is an affiliate of KKEP and may be deemed to beneficially own the shares of RCI owned of record by KKEP. The address of the principal business and principal office of KKEP and KKC is c/o Kidd, Kamm & Company, Three Pickwick Plaza, Greenwich Connecticut 06830.

         The executive officers and directors of RCI are (1) Thomas V. Bonoma, Chairman, Chief Executive Officer, President and Director, (2) Ronald D. Bowen, Group Vice President, International, (3) Albert E. DeChellis, Group Vice President and General Manager, (4) Sean E. Greene, Group Vice President and General Manager, (5) Eric E. Hamburg, Director, (6) John R. Jackson, Vice President and General Counsel, (7) Kurt L. Kamm, Director, (8) Thomas T.S. Kaung, Group Vice President and Chief Financial Officer, (9) William J. Kidd, Director, (10) John H. Lynch, Director, (11) E. Mark Noonan, Director, (12) Marc
L. Rovner, General Manager of Cosmar Corporation, a wholly owned subsidiary of RCI ("Cosmar"), (13) Terry M. Theodore, Director, and (14) Keith H. Wagner, Group Vice President, Operations. The business address of Messrs. Bonoma, Bowen, DeChellis, Greene, Jackson, Kaung, Rovner and Wagner is c/o Renaissance Cosmetics, Inc., 955 Massachusetts Avenue, Cambridge, Massachusetts 02139, and their principal occupations or employments are serving as officers of RCI.

         Messrs. Hamburg, Kamm, Kidd and Theodore are principals of KKC, an affiliate of KKEP. The business address of Messrs. Hamburg, Kamm, Kidd and Theodore is c/o Kidd, Kamm & Company, Three Pickwick Plaza, Greenwich Connecticut 06830, and their principal occupations or employments are serving as principals of KKC.


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CUSIP No. 58587110

         The principal business address of Mr. Lynch is c/o The Knoll Group, c/o BGI, 889 E. Manchester, New Hampshire 03101, and his principal occupation or employment is serving as an officer of The Knoll Group.

         The principal business address of Mr. Noonan is c/o Triumph Capital Group, Inc. ("Triumph"), c/o Triumph Connecticut Limited Partnership, 60 State Street, 21st Floor, Boston, Massachusetts-02109, and his principal occupation or employment is serving as an officer of Triumph.

         None of the aforementioned entities or individuals, to the best knowledge of RCI, has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the aforementioned individuals are citizens of the United
States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 6, 1996, RCI, its wholly owned subsidiary Renaissance Acquisition, Inc., ("RAI") and MEM entered into that certain Agreement and Plan of Merger, dated as of August 6, 1996 (the "Merger Agreement"), whereby at the effective time of the merger, RAI will be merged with and into MEM (the "Merger"), all of the issued and outstanding shares of MEM Common Stock (other than dissenters' shares of MEM Common Stock) will be converted into the right to receive $7.50 per share and MEM will become a wholly-owned subsidiary of RCI. Consummation of the Merger is subject to several conditions, including, but not limited to, RCI obtaining the financing to complete the Merger and the stockholders of MEM approving the Merger at a duly convened meeting of MEM's stockholders.

         On August 7, 1996, RCI and Gay A. Mayer, the President, Chief Executive Officer, Chairman of the Board and a stockholder of MEM entered into that certain Stockholder Agreement, dated as of August 7, 1996.
Pursuant to the Stockholder Agreement, Mr. Mayer agreed to vote the 353,565 shares of MEM Common Stock owned by him of record in favor of the Merger and granted a proxy on such shares to RCI (the "Proxy"). Mr. Mayer has indicated that he intends to vote such shares of MEM Common Stock in favor of the Merger and RCI has indicated that it intends to vote Mr. Mayer's shares of MEM Common Stock in favor of the Merger if RCI votes such shares.

         RCI previously filed copies of the Merger Agreement and Stockholder Agreement with the Securities and Exchange Commission as Exhibit Nos. 10.71 and
10.72 (respectively) to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, and incorporates such exhibits herein by reference.


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CUSIP No. 58587110

         The aggregate consideration to be paid by RCI for the Common Stock (including the purchase price for outstanding MEM stock options that will be cashed out in the Merger) is approximately $33.8 million, including repayment of MEM's indebtedness (which estimate is based on the balance of such indebtedness at June 30, 1996.) Such amount of indebtedness is expected to be higher and could be materially higher on the date the Merger is closed.

         It is a condition to the closing of the Merger that RCI obtain financing for the Merger. On August 14, 1996, RCI closed a preferred stock financing, a portion of the proceeds of which may be used to fund the payment of a portion of the Merger consideration; however, RCI does not intend to close the Merger until it puts in place a new bank credit facility, a portion of the proceeds of which will be used to finance the payment of the Merger consideration.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of RCI's entering into the Stockholder Agreement and acquiring the Proxy is to vote the shares of MEM Common Stock owned of record by Mr. Mayer in favor of the Merger. At the effective time of the Merger, assuming all of the conditions to closing the Merger have been satisfied, RCI intends to acquire all of the issued and outstanding Common Stock of MEM on the terms and conditions set forth in the Merger Agreement. See the Merger Agreement for more information concerning the terms and conditions thereof.

         Except as set forth in the first paragraph of this Item 4., none of RCI, KKEP or KKC have any plans or purposes which relate to or would result in any of the sections set forth in Item 4(a)-(j) to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a)-(d) to Schedule 13D - RCI holds a Proxy pursuant to the terms of the Stockholder Agreement (which is incorporated herein by reference) to vote 353,565 shares of MEM Common Stock owned of record by Mr. Mayer, the other party to the Stockholder Agreement. None of RCI, KKEP or KKC has any other interest currently in the securities of MEM.

         Item 5(e) to Schedule 13D - Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The Merger Agreement and the Stockholder Agreement are incorporated herein by reference. See Item 7. below.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


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CUSIP No. 58587110

         The Joint Filing Agreement, dated August 19, 1996, filed herewith.

         The Merger Agreement, filed on August 14, 1996 with the Securities and Exchange Commission as Exhibit No. 10.71 to RCI's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.

         The Stockholder Agreement, filed on August 14, 1996 with the Securities and Exchange Commission as Exhibit No. 10.72 to RCI's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.



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CUSIP No. 58587110

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: August 19, 1996                 RENAISSANCE COSMETICS, INC.


                                  By:     /s/ John R. Jackson
                                      --------------------------------
                                      Vice President and
                                      General Counsel



                                  KIDD, KAMM EQUITY PARTNERS, L.P.

                                  By: Kidd, Kamm Investments, L.P.
                                      (its General Partner)

                                  By: Kidd, Kamm Investments, Inc.
                                      (its General Partner)


                                  By:     /s/ Kurt L. Kamm
                                      --------------------------------
                                      President


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CUSIP No. 58587110

                                INDEX TO EXHIBITS

(1)      Joint Filing Agreement

(2) Merger Agreement, filed on August 14, 1996 with the Securities and Exchange Commission as Exhibit No. 10.71 to RCI's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.

(3) Stockholder Agreement, filed on August 14, 1996 with the Securities and Exchange Commission as Exhibit No. 10.72 to RCI's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.